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Hemel Hempstead
Herts HP2 7TG

Telephone: 0870 850 3333
Fax: 01727 204885
Dx: 124022
Hemel Hempstead 4

NC

05013697

Securities and Exchange Commission
Division of Corporation Finance
Room 3094(3-6)
450 Fifth Street NW
Washington DC 20549
USA

14 September 2005

SUPPL

82-3331

For the attention of Special Counsel, Office of International Corporation Finance

Dear ~~Sir/Madam~~

Dixons Group plc - change of name

I am writing to inform you that at the Company's AGM held on 7 September, shareholders approved the change of the Company's name from Dixons Group plc to DSG international plc.

I enclose for your records a certified copy of the Certificate of Incorporation on Change of Name.

Yours faithfully

G D Budd
Company Secretary

PROCESSED
APR 04 2006
THOMSON
FINANCIAL

4/3/06

CERTIFICATE OF INCORPORATION

ON CHANGE OF NAME

Company No. 3847921

The Registrar of Companies for England and Wales hereby certifies that

DIXONS GROUP PLC

having by special resolution changed its name, is now incorporated under the name of

DSG INTERNATIONAL PLC

Given at Companies House, London, the 7th September 2005

THE OFFICIAL SEAL OF THE REGISTRAR OF COMPANIES

CERTIFIED TO BE A TRUE COPY

....

SECRETARY

Companies House
— for the record —